FIRST TRUST ADVISORS L.P.

PROXY VOTING GUIDELINES

First Trust Advisors L.P. (“FTA” or the “Adviser”) serves as investment adviser to separately managed accounts, open- and closed-end investment companies, and other collective investments (“Clients”). As part of these services, the Adviser has, in most cases, agreed to or been delegated proxy voting responsibility on such Clients’ behalf (“Proxy Clients”). FTA is required to adopt and implement policies and procedures reasonably designed to ensure proxy voting on behalf of Proxy Clients is conducted in a manner that is in their best interests and addresses how conflicts of interest between FTA interests and Proxy Client interests are managed. FTA has adopted the following policies and procedures to comply with this requirement (the “Policy”).

(1)	It is the Adviser’s policy to seek and to ensure that proxies are voted consistently and in the best economic interests of the Proxy Client. The FTA Investment Committee is responsible for the implementation of the Policy.
(2)	The Adviser engaged Institutional Shareholder Services (“ISS”) to provide proxy research, recommendations, and voting services. ISS provides a password protected website which is accessible to authorized FTA personnel to download upcoming proxy meeting data, including research reports, of companies held in Proxy Client portfolios. The website can be used to view proposed proxy votes, to enter votes for upcoming meetings for Proxy Client portfolio securities.
(3)	FTA will generally follow the ISS Proxy Voting Guidelines (the “Guidelines”) to vote proxies for Proxy Client accounts, so long as such Guidelines are considered to be in the best interests of the Proxy Client, and there are no noted or perceived conflicts of interest. FTA’s use of the Guidelines is not intended to constrain FTA’s consideration of any proxy proposal, and there are times when FTA deviates from the Guidelines, including when required by Rule 12d1-4 agreements between Fund Proxy Clients and certain acquired funds and other regulatory obligations. FTA retains final authority and fiduciary responsibility for proxy voting.

In certain circumstances, where FTA has determined that it is consistent with the Client’s best interest, FTA will not take steps to ensure that proxies are voted on securities in the Client’s accounts. The following are circumstances where this may occur:

(a)	Limited Value. Proxies will not be required to be voted on securities in a Proxy Client account if the value of the Proxy Client’s economic interest in the securities is indeterminable or insignificant (less than $1,000). Proxies will also not be required to be voted for any securities that are no longer held in Proxy Client account(s).
(b)	Securities Lending Program. When securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, in its discretion. In most cases, FTA will not recall securities on loan in order to vote a proxy. However, where FTA determines that a proxy vote, or other shareholder action, is materially important to the Proxy Client’s account, FTA will make a good faith effort to recall the security for purposes of voting, understanding that in certain cases, the attempt to recall the security may not be effective in time to meet voting deadlines.
(c)	Unjustifiable Costs. In certain circumstances, based on cost-benefit analysis, FTA may choose not to vote when the cost of voting on behalf of a Proxy Client would exceed any anticipated benefits of the proxy proposal to such Proxy Client (e.g. foreign securities).
(d)	International Markets Share Blocking. Share blocking is the “freezing” of shares for trading purposes at the custodian/sub-custodian bank level in order to vote proxies. While shares are frozen, they may not be traded. Therefore, the potential exists for a pending trade to fail if trade settlement falls on a date during the blocking period. In international markets where share blocking applies, FTA typically will not, but reserves the right to, vote proxies due to the liquidity constraints associated with share blocking.

(4)	On a weekly basis, a member of FTA Portfolio and Product Management reviews ISS Level Classification and Quality Scores for new proxies. For any proxy meeting deemed material[1] by this review a copy of the ISS research report will be submitted to FTA Research for review and to determine if they agree with the Guidelines. Research will also review the recommendations of target company management and may review information publicly available about the target company, including original and subsequent amendments to the ISS research report, EDGAR filings and any noted conflicts of interest. FTA Research will communicate its determination to the FTA Investment Committee. All other non-material matters will be further reviewed only at the discretion of the FTA Investment Committee, Portfolio Management or Research.
(5)	FTA may determine voting in accordance with the Guidelines is not in the best interests of a Proxy Client. Whenever a conflict of interest arises between ISS and a target company subject to a proxy vote, the Adviser will consider the recommendation of the company and what the Adviser believes to be in the best interests of the Proxy Client and will vote the proxy without using the Guidelines. If FTA has knowledge of a material conflict of interest between itself and a Proxy Client, the Adviser shall vote the applicable proxy in accordance with the Guidelines to avoid such conflict of interest. If there is a decision to vote against the Guidelines, the FTA Investment Committee will document the reason and instruct ISS to change the vote to reflect this decision.
If there is a conflict of interest between a Fund Proxy Client and FTA or other fund service providers, FTA will vote the proxy based on the Guidelines to avoid such conflict of interest.
(6)	If a Proxy Client requests the Adviser to follow specific voting guidelines or additional guidelines, the Adviser shall review the request and follow such guidelines, unless the Adviser determines that it is unable to do so. In such case, the Adviser shall inform the Proxy Client that it is not able to honor the Proxy Client’s request.
(7)	FTA periodically reviews proxy votes to ensure compliance with this Policy.
(8)	This Policy, the Guidelines and votes cast for Proxy Clients are available upon request and such Proxy Client requests must be forwarded to FTA Compliance for review and response. This Policy is also provided with each advisory contract and described and provided with the Form ADV, Part 2A.
Shareholders of Fund Proxy Clients can review the Policy and a Fund’s voted proxies (if any) during the most recent 12-month period ended June 30 on the First Trust website at www.ftportfolios.com or by accessing EDGAR on the SEC website at www.sec.gov.
(9)	FTA provides reasonable ongoing oversight of ISS and maintains the following records relating to proxy voting:

(a)	a copy of this Policy;
(b)	a copy of each proxy form for which it is responsible to vote;
(c)	a copy of each proxy solicitation, including proxy statements and related materials with regard to each proxy issue it votes;
(d)	documents relating to the identification and resolution of conflicts of interest, if any;
(e)	any documents created by FTA that were material to a proxy voting decision or that memorialized the basis for that decision; and
(f)	a copy of each written request from any Proxy Client for information on how FTA voted proxies on the Proxy Client’s behalf, and a copy of any written response by FTA to any written or oral request for information by a Proxy Client on how FTA voted proxies for that Proxy Client’s account.

(10)	ISS, on FTA’s behalf, maintains the following records relating to FTA proxy voting:

(a)	a copy of each proxy form (as voted);

[1]	Materiality is generally defined as any proxy with a Classification Level of 4 or higher or a target company’s governance Quality Score of 10. See below for a description of Classification Levels. Quality Score indicates a company’s governance risk (board structure, compensation programs, shareholder rights, and audit and risk oversight). The lowest score of 1 indicates relatively higher quality governance practices and relatively lower governance risk and conversely, the highest score of 10 indicates relatively higher governance risk.

(b)	a copy of each proxy solicitation, including proxy statements and related materials with regard to each vote;
(c)	documents relating to the identification and resolution of conflicts of interest it identifies, if any; and
(d)	any documents created by ISS that were material to a proxy voting decision or that memorialized the basis for that decision.

These records are either maintained at FTA’s office or are electronically available to FTA through access to the ISS Proxy Exchange portal.

ISS Level Classification Descriptions

Level 1 – Election of directors (except for proxy contests); fix number of directors; ratification of auditors; name change; change in date of time of meeting; adjourn meeting; other business; can include shareholder proposals.

Level 2 – Employee stock purchase plans; increase in stock (except for private placements); reverse stock splits; standard corporate governance provisions (declassifying the board, supermajority votes, etc.); social/environmental/human rights proposals; standard mutual fund proposals (except for advisory agreements, proposals to open-end the fund).

Level 3 – Compensation Plans.

Level 4 – Private Placements; formation of a holding company; anti-takeover proposals (poison pills, fair price provisions, etc.); reincorporation; director and officer liability indemnification; conversion of securities; liquidation of assets; mutual fund advisory agreements.

Level 5 – Mergers; acquisitions; sale of assets; conversion of closed-end fund to open-end; reorganization; restructuring.

Level 6 – Proxy Contests.

Amended: May 13, 2022